UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ENGAGE MOBILITY, INC.

(Name of Issuer)

COMMON STOCK, NO PAR VALUE

(Title of Class of Securities)

29282Q100

(CUSIP Number)

Hua Zhang

Engage International Technology Co., Limited

15C, China Merchants Tower

No. 1166 Wanghai Road, Nansha District

Shenzhen, Guangdong, China

Telephone: +86-755-86575200

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 9, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Engage International Technology Co., Limited

2	Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐

3	SEC Use Only

4	Source of Funds
OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6	Citizenship or Place of Organization
Hong Kong

	7	Sole Voting Power (see Item 3 and Item 5 below)
		17,562,505 shares of Common Stock
Number of
Shares Beneficially	8	Shared Voting Power
Owned by Each		0 shares of Common Stock
Reporting
Person With	9	Sole Dispositive Power
		17,562,505 shares of Common Stock

	10	Shared Dispositive Power
		0 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person (see Item 3)
17,562,505 shares of Common Stock

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
N/A

13	Percent of Class Represented by Amount in Row (11) (see Item 3 and Item 5)
76.78% of the outstanding Common Stock (based on 22,872,567 shares of issued and outstanding stock)

14	Type of Reporting Person
CO

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1	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Hua Zhang

2	Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐

3	SEC Use Only

4	Source of Funds
OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6	Citizenship or Place of Organization
China

	7	Sole Voting Power (see Item 3 and Item 5 below)
		17,035,630 shares of Common Stock
Number of
Shares Beneficially	8	Shared Voting Power
Owned by Each		0 shares of Common Stock
Reporting
Person With	9	Sole Dispositive Power
		17,035,630 shares of Common Stock

	10	Shared Dispositive Power
		0 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person (see Item 3)
17,035,630 shares of Common Stock

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
N/A

13	Percent of Class Represented by Amount in Row (11) (see Item 3 and Item 5)
74.48% of the outstanding Common Stock (based on 22,872,567 shares of issued and outstanding stock)

14	Type of Reporting Person
IN

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Item 1. Security and Issuer

This Schedule 13D relates to the Common Stock of Engage Mobility, Inc. (the “Company” or “Issuer”).  The principal executive offices of the Issuer are located at 140 Walnut St., Kansas City, MO 64106.

Item 2. Identity and Background

(a)-(c)  This Statement on Schedule 13D is being filed by Engage International Technology Co., Limited, a Hong Kong corporation (“Engage International”), and Mr. Hua Zhang, Director of Engage International (each, a “Filer”; collectively, the “Filers”). The business address of the Filers is 15C, China Merchants Tower, No. 1166 Wanghai Road, Nansha District, Shenzhen City, Guangdong Province, China. The principal business of Engage International is research and development of mobile internet technology, and sale of related products.

(d)-(e)  During the last five years, the Filers: (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source of Amount of Funds or Other Compensation

On April 9, 2015, a Stock Purchase Agreement (“Stock Purchase Agreement”) was entered into by and among Engage International, James S. Byrd, Jr. (“Byrd”) and Douglas S. Hackett (“Hackett”) (collectively, the “Sellers”) who are shareholders of the Company, and the Company, pursuant to which Engage International acquired from the Sellers a total of 16,462,505 shares of the Company’s common stock. Through his 97% ownership of Engage International, Mr. Zhang indirectly owns a total of approximately 15,968,630 shares of the Company’s common stock pursuant to the Stock Purchase Agreement.

On April 9, 2015, the Company entered into a Subscription Agreement (the “Subscription Agreement”) with Engage International, pursuant to which Engage International purchased 1,100,000 shares of the Company’s restricted common stock, at the price of $0.50 per share for a total purchase price of $550,000. Through his 97% ownership of Engage International, Mr. Zhang indirectly owns a total of approximately 1,067,000 shares of the Company’s common stock pursuant to the Subscription Agreement.

The management team of Engage International consists solely of Mr. Zhang, as the sole director.

Item 4. Purpose of Transaction

The Filers acquired the securities for investment purposes.  Depending on general market and economic conditions affecting the Issuer and other relevant factors, the Filers may purchase additional securities of the Issuer or dispose of some or all of securities from time to time in open market transactions, private transactions or otherwise.

The Filers also acquired the securities of the Issuer in a transaction which may relate to or result in:

(a)	the acquisition by persons of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	a reorganization involving the Issuer;

(c)	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	a change in the present board of directors and management of the Issuer, including plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	a material change in the present capitalization or dividend policy of the Issuer;

(f)	other material changes in the Issuer’s business or corporate structure;

(g)	changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

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The Filers do not have any immediate plans or proposals which relate to or result in:

(h)	causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	any action similar to any of those enumerated in (h) through (i), above.

Item 5. Interest in Securities of the Issuer

(a)	Engage International beneficially owns 17,562,505 shares of common stock of the Issuer, which represents 76.78% of the Issuer’s issued and outstanding common stock (based on 22,872,567 shares of the Issuer’s issued and outstanding common stock as of the date of this filing). Mr. Zhang owns 97% of Engage International and therefore indirectly owns 17,035,630 shares of common stock of the Issuer, which represents 74.48% of the Issuer’s issued and outstanding common stock.

(b)

Engage International holds the sole right to vote or direct the vote and sole power to dispose or to direct the disposition of 17,562,505 shares of common stock. Mr. Lovelace holds the sole right to vote or direct the vote and sole power to dispose or to direct the disposition of 17,035,630 shares of common stock which he indirectly owns. The executive team of Engage International consists solely of Mr. Zhang as Director, who has the power to direct the decisions and management of Engage International.

(c)	Other than the transaction described herein there has been no other transactions concerning the common stock of the Issuer effected during the past sixty (60) days.

(d)	Mr. Zhang, the sole Director of Engage International, has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the shares of common stock beneficially owned by Engage International.

(e)	N/A

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

Please see Item 3.

Item 7. Material to be Filed as Exhibits

None.

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 16, 2015

By:	/s/ Hua Zhang
Hua Zhang, Director of Engage International Technology Co., Limited

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